RYAN'S FAMILY STEAK HOUSES, INC.
NOVEMBER SALES INFORMATION

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Ryan's Family Steak Houses, Inc. (NASDAQ:RYAN) today announced that same-store sales for the 4-week period ended December 3, 1997
("November") decreased by 1.4%.  Details follow:

	November 1997
	(Unaudited)

Total sales	$44,550,000
Increase from prior year	+3%

Average unit sales:
Same-store (open at least 18 mos.)	-1.4%
All-store (all Ryan's units)	-2.3%

Management noted that the Company's average unit Thanksgiving Day 1997 sales were up 6.2% compared to Thanksgiving Day 1996, indicating that the attractiveness of the Ryan's concept to customers continues to be strong.

At December 3, 1997, the Company owned and operated 270 Ryan's. There are no new store openings planned for December 1997. Current plans for 1998 call for 15 new Ryan's.

The Company's next accounting period consists of 4 weeks, ending on December 31, 1997 (year-end).